UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On December 20, 2021, Meten Holding Group Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), entered into a joint venture agreement (the “Joint Venture Agreement”) with Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao and Mr. Xiaodong Feng, pursuant to which all parties agreed to form a joint venture for the purpose of engaging in the business of researching, developing, manufacturing and selling cryptocurrency mining machines. Upon the formation of the joint venture, the Company will hold 21% of the equity interests in the joint venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement.

The preceding description of the Joint Venture Agreement does not purport to be complete and is qualified in its entirety by reference to the Joint Venture Agreement, a copy of which is attached hereto as Exhibit 10.1.

On December 22, 2021, the Company issued a press release announcing the entry into the Joint Venture Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description

10.1	English Translation of Joint Venture Agreement by and among Meten Holding Group Ltd. and Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao, and Mr. Xiaodong Feng, dated December 20, 2021
99.1	Press Release – Meten Holding Group Ltd. to Establish Joint Venture with Industry Experts to Create a Cryptocurrency Mining Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2021

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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